

Rife Energy Operating, Inc.

5416 Birchman Ave. Fort Worth, TX 76107
Phone: (817) 732-8739 Fax: (817) 732-8762

April 25, 2006

Mr. Ted Kozub
Chief Executive Officer
Nitro Petroleum, Inc.

Re: Deposit payment on Big Giant Drilling Rig # 2

Dear Mr. Kozub:

Please be advised this correspondence confirms that Nitro Petroleum will wire to our account, $250,000 USD for the purpose of advancing monies towards future working interests in Barnett Shale wells. To date, Nitro Petroleum, Inc. has advanced $500,000 and with this payment, Nitro will have advanced a total of $750,000.

This correspondence shall confirm our offer of a guarantee from Rife Energy in the amount of $750,000, which will be converted to working interests in Barnett Shale wells drilled and operated by Rife Energy. The conversion of the two advances to working interests in Barnett Shale wells will be based on the following:

1. Inglish 4 – 10% - $150,000
2. Inglish 5 – 10% - $150,000
3. Powell 3 – 10% - $150,000
4. Powell 4 – 10% - $150,000
5. Craig-Muncaster 6 – 5% - $75,000
6. Craig-Muncaster 7 – 5% - $75,000

Please keep in mind that the above referenced carried interests will not be applied to the current three wells that you were sent participation letters and AFE's on April 11, 2006 (Craig-Muncaster 4, Craig-Muncaster 5 and Inglish 3). Thereafter, we will begin to apply the above referenced funds to above referenced well participations.

We are scheduled to have these wells spudded prior to July 31, 2006, and will have the participation letters and AFE's forwarded upon their completion in the coming weeks.

Thank you for your attempt to assist us in financing, we would like to get these funds wired as soon as possible – it would help us out greatly.

Best regards,

Joe Bennett
President

Cc: Mark Zouvas, M.O. Rife III

HOLMES
BARRISTERS & SOLICITORS
& COMPANY
PERSONAL LAW CORPORATIONS

1880 – 1066 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA V6E 3X1
TELEPHONE (604) 688-7661
FAX (604) 688-0426

File No.: 10053-000
Reply to: S.D. Holmes
E-mail: sdh@holmescompany.com

April 27, 2006

VIA FAX – 1-817-732-8762

Reo Energy, Ltd. and
Rife Energy Operating, Inc.
5416 Birchman Avenue
Fort Worth, Texas
U.S.A. 76107

Attention: Mr. Joe Bill Bennett and Mr. Mark S. Zouvas

Dear Sirs:

Re: Nitro Petroleum, Incorporated ("Nitro")

We confirm that we shall be wiring the sum of $250,000.00 (US) to Reo Energy, Ltd. on behalf of Nitro. In that regard, we confirm that the funds are being transferred to Reo Energy, Ltd. in trust pursuant to your agreement that Rife Energy Operating, Inc. and/or Reo Energy, Ltd. will deliver a 10% working interest in the next ~~five (5) consecutive~~ wells drilled in the Barnett Shale as full consideration for the $750,000.00 (US) advanced by Nitro. The delivery of these working interests shall take place no later than August 30, 2006. Failure to deliver said wells will result in the full amount of $750,000.00 (US) paid by Nitro being immediately repaid to Nitro including 8% annual interest from the date of each advance

As previously agreed to via correspondence dated 4/25/06. All attached.

We ask that you confirm the above trust conditions prior to our wiring the sum of $250,000.00 (US) by executing below and returning a copy of this letter to our offices immediately.

Yours very truly,

HOLMES & COMPANY

Per:
Stephen D. Holmes

SDH/bd

RIFE ENERGY OPERATING, INC. AND REO ENERGY, LTD. AGREE TO THE ABOVE TRUST CONDITIONS. DATED THIS __________ OF APRIL, 2006.

REO ENERGY, LTD. AND RIFE ENERGY OPERATING INC.

PER: ______________________ **PER:** ______________________
JOE BILL BENNETT **MARK S. ZOUVAS**

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